UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
MAR 0 2 2015
Washington DC

SEC FILE NUMBER
8-67485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triple A Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1714 16th Street
(No. and Street)

Santa Monica	CA	90404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren M. Wibbelsman 310-929-9977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Warren M. Wibbelsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triple A Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

WILLIAM BUTZ
Notary Public
State of Colorado
Notary ID 20144021999
My Commission Expires Jun 2, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Members
of Triple A Partners, LLC

I have audited the accompanying statement of financial condition of Triple A Partners, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Triple A Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triple A Partners, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7) has been subjected to audit procedures performed in conjunction with the audit of Triple A Partners, LLC's financial statements. The supplemental information is the responsibility of Triple A Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Members
of Triple A Partners, LLC

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Triple A Partners LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 48,472
Prepaid Expenses	378
Deposits Paid	1,000
Total Assets	$ 49,850

Liabilities and Shareholders' Equity

Liabilities	
Commissions payable	$ 11,250
Accounts payable	2,036
Total Liabilities	13,286
Shareholders' Equity	
Member's Equity	36,564
Total Shareholders' Equity	36,564
Total Liabilities and Shareholders' Equity	$ 49,850

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues		
Commission income	$	534,876
Marketing and consulting fees		35,000
Reimbursed expenses		33,539
Total Revenues	$	603,415
Expenses		
Commission expense	$	522,043
Regulatory		7,179
Travel & Entertainment		38,072
Consulting		12,247
Professional fees		15,055
Rent		11,000
Other expense		4,784
Total Expenses	$	610,380
Net (Loss)	$	(6,965)

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2013			$ 43,529		$ 43,529
Net (Loss)				(6,965)	$(6,965)
Balance, December 31, 2014			$ 43,529	$(6,965)	$ 36,564

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net (Loss)		$ (6,965)
Changes in operating assets and liabilities:		
Decrease in accounts receivable		$ 34,869
Decrease in accounts payable		(24,872)
Increase in commissions payable		11,250
Increase in accrued expenses	(10,093)	
Increase in deferred revenue		(6,144)
Net cash used by operating activities		(1,955)
Cash Flow from Investing Activities		
Prepaid expenses		(378)
Cash Flow from Financing Activities		
Capital Investment		0
Net Decrease in Cash		$ (2,333)
Cash: Beginning of the Year		50,805
Cash: End of the Year		$ 48,472

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company claims an exemption under Rule 15c3-3(k)(2)(i).

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Note 2 – Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

The Company provides its services under terms of placement agent agreements, primarily under two different types of fee agreements. Under the first type of agreement, the Company receives a percentage of management fees and incentive fees earned by the investment manager of the hedge funds on the accounts introduced by the Company to the investment manager and/or the hedge funds. The Company's share of management fees due from the investment manager is recorded when the investment manager earns such fees from the underlying hedge funds. The Company's share of incentive fees earned by the investment manager is recorded on the day when the investment manager has met all the conditions to receive such incentive fees from the underlying hedge funds. Under the second type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund. These fees are recorded upon the investor successfully making an investment in the underlying hedge fund. Fees under both types of agreements are recorded as commission income in the accompanying statement of operations.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Accounts receivable represents fees receivable at December 31 and are recorded at the invoiced amount and do not bear interest. Management believes that the accounts receivable at December 31, 2014 are fully collectible.

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2011.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $35,186 which was $30,186 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .38 to 1.

Note 4 – Commitments and Contingencies

The Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $11,000 for the year ended December 31, 2014.

Note 5 – Exemption from the SEC Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triple A Partners LLC
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 36,564
Nonallowable assets:	
Prepaid expenses	(378)
Deposit paid	(1,000)
Net Capital	$ 35,186
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 885
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 30,186
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 33,857
Computation of Aggregate Indebtedness	
Total liabilities	$ 13,286
Percentage of aggregate indebtedness to net capital	38%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 48,472
Audit adjustments	(13,286)
Net capital audited	$ 35,186

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Triple A Partners LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67485 FINRA DEC
Triple A Partners LLC
1714 16th Street
Santa Monica, CA 90404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)		$ 1,509.
B.	Less payment made with SIPC-6 filed (**exclude interest**) 12/10/2014 Date Paid		(748.)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		0
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 761.
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 761.	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Triple A Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 4 day of February, 20 15.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $603,415

2b. Additions.

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ________

(2) Net loss from principal transactions in securities in trading accounts. — ________

(3) Net loss from principal transactions in commodities in trading accounts. — ________

(4) Interest and dividend expense deducted in determining item 2a. — ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ________

(7) Net loss from securities in investment accounts. — ________

Total additions — ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ________

(2) Revenues from commodity transactions. — ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ________

(4) Reimbursements for postage in connection with proxy solicitation. — ________

(5) Net gain from securities in investment accounts. — ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date — ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ — ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $________

Enter the greater of line (i) or (ii) — ________

Total deductions — 0

2d. SIPC Net Operating Revenues — $603,415

2e. General Assessment @ .0025 — $1,509.

(to page 1, line 2.A.)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Members
of Triple A Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Triple A Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Triple A Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Triple A Partners, LLC's management is responsible for Triple A Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Board of Directors and Members
of Triple A Partners, LLC

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Triple A Partners

www.tripleapartners.net

Exemption Request Form

December 8, 2014

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triple A Partners, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Triple A Partners
CEO, COO, CCO

Triple A Partners LLC
1714 16th Street, Santa Monica, CA 90404
310-929-9977-Main

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Members
of Triple A, Partners, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Triple A, Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triple A, Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Triple A, Partners, LLC stated that Triple A, Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triple A, Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triple A, Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015